

TARSHIS, CATANIA, LIBERTH, MAHON & MILLIGRAM, PLLC

ATTORNEYS AND COUNSELLORS AT LAW

STEVEN L. TARSHIS, L.L.M. TAXATION
JOSEPH A. CATANIA, JR.
RICHARD F. LIBERTH
RICHARD M. MAHON, II (DC, AZ)
STEVEN I. MILLIGRAM (NJ)
MICHELLE F. RIDER, CPA (FL)
PAUL S. ERNENWEIN
HOBART J. SIMPSON
JULIA GOINGS-PERROT

SPECIAL COUNSEL
JAY F. JASON (MA)
JOSEPH G. MCKAY

ONE CORWIN COURT
POST OFFICE BOX 1479
NEWBURGH, NEW YORK 12550
(845) 565-1100
1-800-344-5655
FAX (845) 565-1999
(FAX SERVICE NOT ACCEPTED)

100 RED SCHOOLHOUSE ROAD, SUITE C-12
CHESTNUT RIDGE, NEW YORK 10977
TEL (845) 426-7799 FAX (845) 426-5541
(MAIL AND FAX SERVICE NOT ACCEPTED)

E-MAIL: tclmm@tclmm.com
www.TCLMM.com

MARK L. SCHUH
NICHOLAS A. PASCALE
DANIEL F. SULLIVAN
MICHAEL E. CATANIA (NJ, CT, MA)
ARYEH LAZARUS (NJ)
HOLLY L. REINHARDT (NJ)
REBECCA BALDWIN MANTELLO (CT)
TIMOTHY G. TUTTLE (CT)
ARI I. BAUER

(ALSO ADMITTED IN)

WRITER'S DIRECT NO.
(845) 569-4399

WRITER'S E-MAIL
mrider@tclmm.com

July 22, 2011

Brad Ripps, CEO
Vista International Technologies, Inc.
88 Inverness Circle East, Ste N-103
Englewood, CO 80112

Re : Advance by Richard Strain

Dear Brad:

This letter confirms that a wire transfer in the amount of $50,000.00 was sent by my firm today, which represents an advance by Richard C. Strain on the Promissory Note dated August 11, 2009, and is in accordance with the terms of your letter dated July 21, 2011.

This letter shall not serve as an indication or confirmation of availability of any further amount(s) for advance pursuant to the above-referenced Promissory Note.

Very truly yours,

Michelle F. Rider /cmg

Michelle F. Rider
(signed in the absence of writer to avoid delay)

MFR/cmg/654879

TARSHIS, CATANIA, LIBERTH, MAHON & MILLIGRAM, PLLC

ATTORNEYS AND COUNSELLORS AT LAW

STEVEN L. TARSHIS, L.L.M. TAXATION
JOSEPH A. CATANIA, JR.
RICHARD F. LIBERTH
RICHARD M. MAHON, II (DC, AZ)
STEVEN I. MILLIGRAM (NJ)
MICHELLE F. RIDER, CPA (FL)
PAUL S. ERNENWEIN
HOBART J. SIMPSON
JULIA GOINGS-PERROT

SPECIAL COUNSEL
JAY F. JASON (MA)
JOSEPH G. MCKAY

ONE CORWIN COURT
POST OFFICE BOX 1479
NEWBURGH, NEW YORK 12550
(845) 565-1100
1-800-344-5655
FAX (845) 565-1999
(FAX SERVICE NOT ACCEPTED)

100 RED SCHOOLHOUSE ROAD, SUITE C-12
CHESTNUT RIDGE, NEW YORK 10977
TEL (845) 426-7799   FAX (845) 426-5541
(MAIL AND FAX SERVICE NOT ACCEPTED)

E-MAIL: tclmm@tclmm.com
www.TCLMM.com

MARK L. SCHUH
NICHOLAS A. PASCALE
DANIEL F. SULLIVAN
MICHAEL E. CATANIA (NJ, CT, MA)
ARYEH LAZARUS (NJ)
HOLLY L. REINHARDT (NJ)
REBECCA BALDWIN MANTELLO (CT)
TIMOTHY G. TUTTLE (CT)
ARI I. BAUER

(ALSO ADMITTED IN)

WRITER'S DIRECT NO.
(845) 569-4399

(ALSO ADMITTED IN)

WRITER'S E-MAIL
mrider@tclmm.com

July 22, 2011

Brad Ripps, CEO
Vista International Technologies, Inc.
88 Inverness Circle East, Ste N-103
Englewood, CO 80112

     Re :   Advance by Richard Strain

Dear Brad:

     This letter confirms that a wire transfer in the amount of $50,000.00 was sent by my firm today, which represents an advance by Richard C. Strain on the Promissory Note dated August 11, 2009, and is in accordance with the terms of your letter dated July 21, 2011.

     This letter shall not serve as an indication or confirmation of availability of any further amount(s) for advance pursuant to the above-referenced Promissory Note.

                Very truly yours,

                Michelle F. Rider

MFR/cmg/654879

July 21, 2011

Ms. Michelle Rider, Esq.
Tarshis, Catania, Liberth, Mahon & Milligram
One Corwin Court
P.O. Box 1479
Newburgh, NY 12550

RE: **$375,000 Line of Credit (the "Line of Credit") extended by Richard C. Strain ("Lender") to Vista International Technologies, Inc. (the "Company")**

Dear Michelle:

On behalf of the Company we hereby request an advance of $50,000 (the "Advance") under the Line of Credit, to be wired to the Company no later than July 21, 2011, pursuant to the wire instructions attached to this letter as Exhibit A.

We understand you are authorized by the Lender to make the funds for the Advance available to the Company. .

In accordance with the provisions of the Line of Credit, we hereby advise you that the proceeds of the Advance will be used to process the excess tire inventory currently stored at the tire processing facility owned by the Company and located at 1323 Fulghum Road, in Hutchins, Texas (the "Property") and to fund working capital needs of the Company through the closing of the sale of the Property to Brown-Lewisville Railroad Family First Limited Partnership, a Texas limited partnership ("Brown"), currently scheduled to close on or before August 31, 2011 (the "Closing Date").

We agree to repay the Advance on the Closing Date.

In addition, as consideration for the Lender making the Advance, the Company hereby agrees to repay to the Lender an additional $25,000 (the "Additional Repayment") of the outstanding balance of the Letter of Credit on the earlier to occur of (a) the Closing Date, if, on the Closing Date, Brown does not require an escrow of sale proceeds in order to continue processing the excess tire inventory currently stored at the Property or (b) if Brown does require an escrow of sale proceeds then such Additional Repayment shall be made to the Lender substantially concurrently with the release of the portion of the sale proceeds subject to such escrow. Exhibit B attached provides a detail of repayment to Mr. Strain under both alternatives.

By your execution of the counterpart of this Letter, you hereby agree, as authorized by the Lender, as follows:

To make the Advance as described above; and

To accept the repayment terms of the Advance and the Additional Repayment as described above.

Very truly yours,



Bradley A. Ripps
Chief Executive Officer
Vista International Technologies, Inc.

Accepted and agreed this 22nd day of July, 2011



Michelle Rider, Esq.

EXHIBIT A

WIRE INSTRUCTIONS

f/b/o Vista International Technologies, Inc.

Routing number: 102001017

Account number: 637643451

EXHIBIT B

SEE ATTACHED

Exhibit B

Use of Proceeds Summary:	With Escrow	No Escrow
Selling price	$ 1,551,125	$ 1,551,125
Waived rent	(203,000)	(203,000)
Net cash proceeds	1,348,125	1,348,125
Working capital requirements	125,000	110,000
Capital expenditures	400,000	390,000
Debt payoff	731,941	756,941
Transaction expenses	85,444	85,444
	1,342,385	1,342,385
Net cash after use of proceeds	$ 5,740	$ 5,740

Recap of Debt payoff		
Notes payable		
Strain	$ 375,000	$ 400,000
Tim Ruddy	50,000	50,000
Todd Wade	50,000	50,000
Ruddy family (including interest)	50,400	50,400
Debts to be settled at closing		
Legal and professional fees	84,944	84,944
Property taxes	11,597	11,597
IRS delinquent payroll taxes	89,000	89,000
Colorado delinquent withholding	21,000	21,000
Total debt payoff	**$ 731,941**	**$ 756,941**

Recap of Strain debt as of August 31, 2010

	Principal	Interest
Notes payable-Strain	$ 500,000	$ 57,583
Line of credit-Strain	142,752	16,440
Totals	$ 642,752	$ 74,023